

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549**

Mail Stop 3720

December 8, 2009

<u>Via U.S. Mail and facsimile to (615) 564-8204</u>

Mr. W.E. Sheriff
Chief Executive Officer
Brookdale Senior Living Inc.
111 Westwood Place, Suite 200
Brentwood, TN 37027

      **Re: Brookdale Senior Living Inc.
              Form 10-K for the fiscal year ended December 31, 2008
              Filed March 2, 2009
              File No. 001-32641**

Dear Mr. Sheriff:

We have reviewed your letter submitted on December 4, 2009 in response to our comment letter dated November 12, 2009, and we have the following comment. Please respond to our comment within 10 business days or tell us by that time when you will provide us with a response. We welcome any questions you may have about our comment or any other aspect of our review.

<u>Form 10-K for the Fiscal Year Ended December 31, 2008, as amended by Amendment No. 1 on Form 10-K/A</u>

<u>Amendment No. 1 on Form 10-K/A</u>

<u>Compensation Discussion and Analysis, page 12</u>

1.   We note your response to comment one in our letter dated November 12, 2009. In future filings, if you conclude that the individual performance goals are not quantitatively or qualitatively material, please provide a more robust description of these goals and why they were chosen for each individual.

          Sincerely,

          /s/ Larry Spirgel
          Larry Spirgel
          Assistant Director